SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 0-14961B ---------
                                                      NOTIFICATION OF LATE FILING

                                (Check One): [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [ X ] Form 10-Q
[   ]  Form  N-SAR
For Period ended:      March 31, 2001
[   ]  Transition Report on Form 10-K                         [   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form 20-F                         [   ]  Transition Report on Form N-SAR
[   ]  Transition Report on Form 11-K

For the Transition Period Ended:

         Read attached instruction sheet before preparing form.  Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                                                PART I
                                                        REGISTRANT INFORMATION

Full Name of Registrant:  Luxtec Corporation________________________________________
                        --------------------

Former Name if Applicable:______________________________________________________

Address of Principal Executive Office (Street and Number):  99 Hartwell Street_____________
                                                          --------------------

City, State and Zip Code:_West Boylston, MA  01583________________________________
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                                                                PART II
                                                        RULES 12b-25(b) AND (c)

                                                                   2
                                                                                 Draft May 13, 2001 - 11:11 am
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
12b-25(b), the following should be completed.  (Check box if appropriate)

[X]     (a)       The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.;

[X]    (b)        The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]  (c)        The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On March 2, 2001, Luxtec Corporation ("Luxtec") consummated the merger (the and#147;Mergerand#148;) of Laser Merger Sub, Inc., a wholly-owned subsidiary of Luxtec, with and into PrimeSource Surgical, Inc. (and#147;PrimeSourceand#148;), resulting in PrimeSource becoming a wholly-owned subsidiary of Luxtec. The Merger will be treated as a reverse merger, with PrimeSource being considered the acquirer from an accounting perspective. As a consequence, the financial statements of PrimeSource will constitute the financial statements of Luxtec. Those financial statements have not yet been finalized and could not have been finalized within the prescribed time period without unreasonable effort and expense.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification ____________Michael K. Bayley___________________(520)_____________512-1100_____ (Name) ----------------- ----- -------- (Area Code) (Telephone Number) (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ X ] Yes [ ] No (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ X ] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the Merger and PrimeSource being considered the acquirer for accounting purposes, management of Luxtec anticipates a significant change in the results of operations for Luxtec compared to the corresponding period for the last fiscal year. Because the financial statements of Luxtec have not been finalized, management of Luxtec cannot make a reasonable quantitative estimate of the change in Luxtec's results of operations for the quarter ended March 31, 2001.
                                             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 15, 2001                                         By:  LUXTEC CORPORATION
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                                                     ____/ s /___Michael K. Bayley______________
                                                         -----   -----------------
                                                           Name:     Michael K. Bayley
                                                           Title:    Chief Financial Officer and Clerk